Filed by Elanco Animal Health Incorporated

pursuant to rule 425 under the Securities Act of 1933, as amended

Subject Company: Eli Lilly and Company

Commission File No.: 001-06351

Elanco Animal Health 2500 Innovation Way Greenfield, IN 46140

FOR IMMEDIATE RELEASE

Investor Contact: Jim Greffet +1.317.383.9935 greffet_james_f@elanco.com

Media Contact: Colleen Parr Dekker +1.317.989.7011 colleen_parr_dekker@elanco.com

Elanco Animal Health Completes Separation from Lilly

GREENFIELD, Ind. (March 11, 2019) Elanco Animal Health Incorporated (NYSE: ELAN) today announced that it is now a fully independent company. The completion of Eli Lilly and Company’s exchange offer completes the journey Elanco began in 2017 when its former parent company first announced the exploration of potential strategic alternatives for the 64-year-old animal health company. The exchange offer was 7.6x oversubscribed.

“This is a historic day for everyone at Elanco,” said Jeff Simmons, Elanco president and chief executive officer. “It reflects our team’s hard work over the past two years, the confidence that we have the right strategy and are successfully progressing the execution against it. With this milestone behind us, we look forward to a singular focus delivering innovative solutions and services for our customers — the farmers, veterinarians and pet owners that are central to our success. We welcome our new Elanco shareholders who join us and offer our appreciation to our customers, and Lilly for the decades of support.”

The share exchange was completed less than six months after Elanco’s IPO, when 19.8 percent of its shares were sold to the public. Since that time, Elanco has reported two quarters of financial and operating results as a standalone company and continues to demonstrate the strength of its strategy, with full year 2018 revenue increasing 6 percent to $3.1 billion.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements about Elanco Animal Health Incorporated (“Elanco”) that are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are based on current expectations and assumptions regarding Elanco’s business, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Elanco of the exchange offer, the anticipated benefits of the exchange offer, Elanco’s anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Elanco’s periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement on Form S-4 filed by Elanco with the SEC, including the prospectus forming a part thereof, and other exchange offer documents to be  filed by Elanco and Lilly with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and Elanco undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It

Elanco has filed with the SEC a Registration Statement on Form S-4, including the prospectus forming a part thereof, and Lilly has filed with the SEC a Schedule TO, which more fully describe the terms and conditions of the exchange offer.

Holders of Lilly common stock may obtain copies of the prospectus, other related documents, and any other information that Lilly and Elanco file electronically with the SEC free of charge at the SEC’s website at www.sec.gov. Holders of Lilly common stock will also be able to obtain a copy of the prospectus by clicking on the appropriate link on www.lillyexchangeoffer.com. Related documents may also be obtained for free, as applicable, from Lilly at www.lilly.com or Elanco at www.elanco.com.

Lilly has retained Georgeson LLC as the information agent for the exchange offer. If you have any questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-800-676-0194 (toll-free for shareholders, banks and brokers) or +1-781-575-2137 (all others outside the U.S.).

ABOUT ELANCO

Elanco (NYSE: ELAN) is a global animal health company that develops products and knowledge services to prevent and treat disease in food animals and pets in more than 90 countries. With a 64-year heritage, we rigorously innovate to improve the health of animals and benefit our customers, while fostering an inclusive, cause-driven culture for more than 5,800 employees. At Elanco, we’re driven by our vision of food and companionship enriching life - all to advance the health of animals, people and the planet. Learn more at www.elanco.com.